Exhibit 99.1

SYLA Technologies Announces Election of New Directors and Corporate Auditor

TOKYO, JAPAN – July 6, 2023 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, announced the election of four new directors, including three independent directors, and one outside corporate auditor at its Extraordinary General Meeting of Shareholders held on June 30, 2023. The Company believes that these changes will strengthen its global management structure. At the meeting, shareholders elected Mr. Takeshi Fuchiwaki as a director, Messrs. Stuart Gibson, Yozo Tachibana and Keiji Torii as independent directors, and Ms. Keiko Yokoyama as an outside corporate auditor.

The election of Mr. Fuchiwaki as a new director promotes and expands SYLA’s core business as a prop-tech company. Mr. Fuchiwaki has over 13 years of experience working for global companies such as GE Healthcare, and has served as SYLA’s Group Executive Officer and CGO since 2022.

In addition to Mr. Takeshi Fuchiwaki’s election as a new director, SYLA’s shareholders also elected three independent directors. This includes Mr. Gibson, who has more than 24 years of experience in real estate development and real estate investment in Asia (predominantly Japan), including 15 years in the Japanese industrial real estate sector, and is now CEO of ESR LTD. This also includes Mr. Tachibana, who served as President and Representative Director of Rakuten Baseball, Inc. His tenure with Rakuten Baseball included the team’s first league championship, as well as the first place in its Japanese league. He also served as President and Representative Director of Rakuten Vissel Kobe, Inc., where he helped the team become the first in the J-League to surpass 10 billion yen in operating revenue.

Shareholders also elected Mr. Torii    as an independent director. Mr. Torii has served as SYLA’s corporate auditor, as Executive Vice President of Mizuho Financial Group, Inc. and Executive Vice President of Mizuho Information & Research Institute, Inc.

In addition, Ms. Yokoyama, a certified public accountant who has served as an independent director and corporate auditor for several companies including Karadanote Inc., was elected an outside corporate auditor of SYLA.

“We are excited to welcome Mr. Fuchiwaki, Mr. Gibson, Mr. Tahibana, Mr. Torii as directors, and Ms. Yokoyama as corporate auditor,” said SYLA’s Chairman, Founder, and CEO Hiroyuki Sugimoto. “With these appointments, we aim to further strengthen our base for growth, increasing our corporate value proposition and realizing our mission of democratizing real estate investment. We are confident that their combined valuable insights and perspectives will contribute to our continued growth and success in the real estate crowdfunding and technology development industries.”

Corporate Profiles:

Takeshi Fuchiwaki - Representative Director, SYLA Solar Co., Ltd.

After joining PricewaterhouseCoopers K.K. in 2009, Mr. Fuchiwaki joined GE Healthcare Japan Corporation in 2010. During his career at GE Healthcare, he also worked for GE Healthcare Singapore Pte Ltd. He then became Executive Officer and CGO of SYLA Technologies Group, as well as Representative Director of SYLA Solar Co., Ltd. in 2022 (to present).

Stuart Gibson - Representative Director and CEO, ESR LTD.; Co-Founder and Co-CEO of ESR Group Limited

Mr. Gibson oversees the overall operations and business development of ESR, LTD. He has over 24 years of real estate development and investment experience in Asia, including 15 years in the Japanese industrial real estate sector. He came to Japan in 2000 as representative of Prologis Japan, and then became Co-Founder and Co-CEO of AMB BlackPine Ltd. (predecessor of AMB Property Corporation Japan), and served as the Chairman of the Advisory Committee of AMB Property Corporation Japan (currently Nippon Prologis REIT, Inc.). He founded Redwood Group Japan Ltd. in 2006, and has been in his current position since 2016. He is a native of Scotland.

Yozo Tachibana - President and Representative Director, PROSPER Inc.; President and Representative Director, Shiogama Port

Mr. Tachibana joined SALOMON BROTHERS SECURITIES INC. in 1994. After working at Goldman Sachs, he joined Merrill Lynch Japan Securities Co., Ltd. in 2010, where he became Managing Executive Officer in 2011. In 2012, he became President and Representative Director of Rakuten Baseball, Inc., and in the following year in 2013, the team won its first league championship and Japan No.1 title. In 2015, he became Vice Chairman and Representative Director of Crimson Football Club Inc.

(Currently Rakuten Vissel Kobe Inc.), where he was appointed as President and Representative Director in 2017. He contributed to the acquisition of Andres Iniesta, who had led the world-famous club Barcelona (Spain) as captain, and led the team to be the first J-League team to surpass 10 billion yen in operating revenue in fiscal 2019. He has been in his current position since 2022. He completed the formation of “the PROSPER Japan Corporate Growth Support Fund No. 1 Investment Limited Partnership” on May 10, 2023, and began its operation.

Keiji Torii - Corporate Auditor, SYLA Co., Ltd.

Mr. Torii joined The Dai-Ichi Bank, Ltd. in 1971 and was appointed Managing Director of Dai-ichi Kangyo Bank, Ltd. in 2000. He became Executive Vice President of Mizuho Financial Group, Inc. in 2004, and Executive Vice President of Mizuho Information & Research Institute, Inc. in 2005. In 2009, he served as External Corporate Auditor of ITOCHU Corporation. He joined SYLA Co., Ltd. as Advisor in 2015. He has served as an auditor of SYLA and an outside corporate auditor of SYLA Technologies Co., Ltd.

Keiko Yokoyama

Auditor, ENECHANGE Ltd.; Representative, Keiko Yokoyama Certified Public Accountant Office; Full-time Auditor of nobitel inc.; Outside Director (Member of the Audit Committee) of Karadanote Inc.

Ms. Yokoyama joined Kosaka Co. in 1994, then joined Cosmos & Co. Audit Corporation in 2003, and Deloitte Touche Tohmatsu LLC in 2004. In 2005 she was registered as a certified public accountant, became an Auditor of ENECHANGE Ltd. in 2016 (to present), and a Representative of Keiko Yokoyama Certified Public Accountant Office in 2020 (to present), and a full-time Auditor of FUBIC Corporation (currently nobitel inc.) in 2020 (to present). Furthermore, in 2021, she became an Outside Director (member of the Audit Committee) of Karadanote Inc.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, our company consists of SYLA Technologies Co., Ltd. and its consolidated subsidiaries (SYLA Co., Ltd., SYLA Solar Co., Ltd., SYLA Brain Co., Ltd., and SYLA Biotech Co., Ltd.). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

Gateway Group, Inc.

John Yi and Thomas Thayer

SYLA@gatewayir.com

Tel +1 (949) 574-3860